Sea Breeze Power Corp.
(“the Company”)
Suite 1400, 333 Seymour Street,
Vancouver, British Columbia, Canada V6B 5A6
(604) 689-2991

NEWS RELEASE

January 24, 2005 TSX-VENTURE: SBX

Sea Breeze Contracts to Sell $1 Million of CO2 Equivalents to Environment Canada

Sea Breeze Power Corp. is pleased to confirm that Environment Canada has awarded the Company a contract to purchase 124,433 tonnes of “green house gas emissions removals” for consideration of $995,464.

The agreement to purchase carbon dioxide emission “offsets” at $8/tonne is valid for a four-year period from 2004 to 2007. It is based on projected electricity output from the first 50 megawatts of the proposed Knob Hill Wind Farm in 2006 and 2007. The transaction will commence upon production of electricity.

The contract is part of Environment Canada’s Pilot Emission Removals, Reductions and Learnings (PERRL) Initiative, a pilot project launched under the federal government’s action plan to combat climate change. This project is intended to help both Canadian governments and private sector organizations learn about and better understand emissions trading. Canada’s commitments under the Kyoto Protocol will not be affected by PERRL and no “carbon credits” or any other tradable commodity will be created from this sale. The first Kyoto “installment” period is 2008-2012.

Environmental approvals for Sea Breeze Power Corp.’s proposed Knob Hill Wind Farm were granted in September, 2004. The Knob Hill Wind Farm is being designed for a nameplate capacity of 450 megawatts – capable of generating enough electricity to power approximately 135,000 homes. The site for the Knob Hill Wind Farm is between Port Hardy and Cape Scott on the northern tip of Vancouver Island.

Sea Breeze Power Corp. is a leading developer of renewable energy in British Columbia. For more information about the Sea Breeze Power Corp., please visit us at http://www.seabreezepower.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“Paul B. Manson”

PAUL B. MANSON, President

For investor information please contact Mr. Remy Quinter.	Email: investor@SeaBreezePower.com
	Toll Free:	1-866-387-1240 ext.257
	Voice:	604-689-2991 ext.257
	Fax:	604-689-2990

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